November 3, 2015

Via EDGAR Submission

Securities and Exchange Commission	Lia Der Marderosian
Division of Corporation Finance	+1 617 526 6982 (t)
100 F Street, NE	+1 617 526 5000 (f)
Washington, DC 20549	lia.dermarderosian@wilmerhale.com
Attention: Suzanne Hayes

Re:	Kala Pharmaceuticals, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted September 21, 2015
CIK No. 0001479419

Ladies and Gentlemen:

On behalf of Kala Pharmaceuticals, Inc. (the “Company”), submitted herewith is amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the initial public offering of common stock of the Company.

Amendment No. 1 is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 20, 2015 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Prospectus Summary, page 1

Overview, page 1

1.                                      Please provide a brief explanation of the Section 505(b)(2) pathway to FDA approval and how it differs from Section 505(b)(1) approval.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the prospectus forming part of the Amendment No. 1 (the “Prospectus”).

Securities and Exchange Commission

November 3, 2015

Our Product Candidates, page 2

2.                                      Please revise your pipeline table to delete the reference to KPI-285. Since you have not yet selected an indication for the product candidate, it is premature to include it in a product pipeline table. Please make conforming changes to the pipeline table on page 82.

Response:                                      The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 82 of the Prospectus to reflect the indication the Company has selected for its KPI-285 product candidate.

3.                                      Please revise your discussion of KPI-121 0.25% for Meibomian Gland Disease to disclose the primary endpoints for the Phase 2 trial and that the product candidate did not meet one of its primary endpoints.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3 of the Prospectus to disclose that its KPI-121 0.25% product candidate did not meet one of its primary endpoints in its Phase 2 trial for the treatment of dry eye disease and to disclose the primary endpoints for its Phase 2 trial for the treatment of Meibomian Gland Disease.  The Company also advises the Staff that the Phase 2 trial for the treatment of Meibomian Gland Disease is not yet complete and, as such, the Company has not determined whether the endpoints have been achieved.

Risks Associated with Our Business, page 4

4.                                      Please expand the disclosure in your first bullet point to disclose the fact that the report of your independent registered public accounting firm states that there is substantial doubt regarding your ability to continue as a going concern.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Prospectus.

Securities and Exchange Commission

November 3, 2015

Risk Factors, page 10
“If serious adverse or unacceptable side effects…” page 20

5.                                      Please disclose whether any patients in clinical studies of KPI-121 0.25% or KPI-121 1.0% initiated to date have experienced serious adverse events related to the administration of KPI-121 0.25% or KPI-121 1.0%.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Prospectus.

Use of proceeds, page 54

6.                                      For each product candidate that you intend to develop with the proceeds from this offering, please state the anticipated stage of development that you expect to reach using the proceeds of the offering.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Prospectus. The Company advises the Staff that it will further revise the disclosure once it has an estimate of anticipated proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based compensation and common stock valuation, page 71

7.                                      We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:                                      The Company acknowledges that the Staff may have additional comments on its accounting for equity issuances, including stock compensation and beneficial conversion features.  Once the Company discloses an estimated offering price range, the Company will provide an analysis of the significant quantitative and qualitative factors contributing to the difference between its recent valuations and the estimated offering price range.

Securities and Exchange Commission

November 3, 2015

Business, page 81

Overview, page 81

8.                                      Please disclose all investigational new drug applications (“INDs”) that you have submitted to the FDA as well as the indication(s) and sponsor(s) for any active INDs related to your product candidates.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Prospectus.

Our MPP Technology
MPP Technology, page 86

9.                                      We note your statement below the graphic on page 87 that the graphic “is not intended to provide an actual representation of the proportion of nanoparticles that reach the eye surface or the way in which our MPP drug nanoparticles interact with the ocular surface.” If the graphic is not an accurate depiction of how your product candidate works, please delete the graphic from the prospectus.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure relating to the graphic on page 87.

Intellectual Property, page 103

10.                               Please revise this section to indicate which of your material patents or patent applications are owned by you, licensed by you or co-owned with another party. If licensed or co-owned, please indicate the licensor or co-owner.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Prospectus.

License Agreements
The Johns Hopkins University

Financial Terms, page 105

11.                               We note that your statement that you must “pay a percentage, ranging from low single digits to low double digits, of certain consideration that [you] or [your] affiliates receive from sublicensing rights under the licensed JHU intellectual property…” Please revise your description of royalty rates to provide a range that does not exceed ten percent (e.g. between twenty and thirty percent).

Securities and Exchange Commission

November 3, 2015

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Prospectus.

Transactions with Related Persons

Series B-1 Preferred Stock Financing, page 142

12.                               Please disclose the consideration received from the sale of your Series B-1 preferred stock.

Response:                                      In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the Prospectus.

General

13.                               Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response:                                      Other than as included in the Prospectus, the Company does not currently intend to include any additional images.  If the Company determines to include any additional graphic, visual or photographic information in its registration statement, the Company will promptly provide such material to the Staff on a supplemental basis.  The Company acknowledges that the Staff may have additional comments regarding this material.

14.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:                                      The Company acknowledges the Staff’s request and undertakes to comply with it as applicable.  Written materials presented to potential investors in reliance on Section 5(d) of the Securities Act, if any, will be provided, under separate cover, on a supplemental basis to the Staff.

Securities and Exchange Commission

November 3, 2015

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Mark Iwicki